PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

August 31, 2012

(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian dollars)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MANAGEMENT COMMENTS ON UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Pan American Lithium Corp. for the six month periods ending August 31, 2012 and 2011 have been prepared by management and are the responsibility of the Company’s management. The financial statements for the periods ending August 31, 2012 and 2011 have not been reviewed or audited by the Company’s external auditors.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

	August 31,	February 29,
	2012	2012

CURRENT ASSETS
Cash	$62,626	$537,722
Amounts receivable and prepaid expenses	2,955	100,112

Total Current Assets	65,581	637,834

MINERAL PROPERTIES (Notes 5 and 7)	4,926,624	4,636,325

TOTAL ASSETS	$4,992,205	$5,274,159

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$332,912	$334,623
Due to related parties (Note 7)	68,610	18,195

Total Current Liabilities	401,522	352,818

WARRANT LIABILITY (Note 6(e))	4,177	58,424

Total Liabilities	405,699	411,242

Shareholders’ Equity

Share capital (Note 6)	8,795,703	8,600,055
Contributed surplus	1,459,150	1,391,442
Share subscriptions received	-	15,000
Accumulated other comprehensive loss	(289,972)	(274,792)
Deficit	(5,378,375)	(4,868,788)

Total Shareholders’ Equity	4,586,506	4,862,917

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,992,205	$5,274,159

Going Concern (Note 1)
Commitments (Note 8)

APPROVED BY THE BOARD OF DIRECTORS ON October 26, 2012:

“Ron Richman”

“Andrew Brodkey”

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

	For the Three Months ended		For the Six Months ended
	August 31,		August 31,
	2012	2011	2012	2011
EXPENSES
Advertising and promotion	$-	$757	$-	$2,192
Bank Charges	448	765	1,158	996
Investor communications	36,514	103,961	180,122	174,356
Management fees	110,413	138,029	230,695	281,021
Office and miscellaneous	10,385	14,806	24,345	24,687
Professional fees	37,770	69,747	75,788	104,645
Rent	2,729	3,143	5,543	7,181
Stock based compensation	27,971	4,455	67,708	50,265
Stock transfer and filing fees	6,791	27,186	8,181	36,515
Travel	6,988	30,056	18,224	40,879
LOSS BEFORE OTHER ITEMS	(240,009)	(392,905)	(611,764)	(722,737)

OTHER ITEMS
Gain on derivative liability	1,036	1,928	4,022	93,089
Gain on mineral credit	-		46,969
Gain on warrant liability (Note6(e))	30,133		54,247
Impairment of mineral property (Note 5)	-	-	(3,061)	-
	31,169	1,928	102,177	93,089
NET LOSS FOR THE PERIOD	(208,840)	(390,977)	(509,587)	(629,648)
Unrealized gain (loss) on foreign exchange	(217,711)	43,395	(15,180)	19,665
COMPREHENSIVE LOSS FOR THE PERIOD	(426,551)	(345,582)	(524,767)	(609,983)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.004)	$(0.009)	$(0.009)	$(0.016)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES	57,936,740	41,625,188	56,995,430	39,869,898

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

					Accumulated
	Common Shares				Other		Total
	Without Par Value		Contributed	Subscriptions	Comprehensive		Shareholder
	Shares	Amount	Surplus	Received	Loss	Deficit	Equity

February 28, 2011	38,100,943	$6,674,338	$1,118,247	$-	$(338,549)	$(3,891,539)	$3,562,497
Issued in exchange for services	243,810	36,419	-	-	-	-	36,419
Issued in a private placement	4,076,667	548,304	-	-	-	-	548,304
Stock-based compensation		-	50,265	-	-	-	50,265
Agent warrants issued in private placement		-	16,901	-	-	-	16,901
Unrealized gain on fx translation		-	-	-	19,665	-	19,665
Loss for the period		-	-	-	-	(629,648)	(629,648)
Balance, August 31, 2011	42,421,420	$7,259,061	$1,185,413	$-	$(318,884)	$(4,521,187)	$3,604,403

					Accumulated
	Common Shares				Other			Total
	Without Par Value		Contributed	Subscriptions	Comprehensive			Shareholder
	Shares	Amount	Surplus	Received	Loss		Deficit	Equity

Balance, February 29, 2012	55,003,592	8,600,055	1,391,442	15,000	(274,792)		(4,868,788)	4,862,917
Issued in exchange for services	446,190	28,647	-	-	-		-	28,647
Private placements	500,001	35,000	-	(15,000)	-		-	20,000
Share-based payments		-	67,708	-	-		-	67,708
Unrealized loss on foreign exchange translation		-	-	-	(15,179)		-	(15,179)
Issued for mineral properties	2,200,000	132,000	-	-	-		-	132,000
Loss for the period		-	-	-	-		(509,587)	(509,587)
Balance, August 31, 2012	58,149,783	$8,795,702	$1,459,150	$-	$(289,971	) $	(5,378,375)	$4,586,506

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

	For the six months ended
	August 31,	August 31,
	2012	2011
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(509,587)	$(629,648)
Operating items not involving cash:
Impairment of mineral property	3,061	-
Gain on derivative liability	(4,022)	(93,089)
Loss (gain) on warrant liability	(54,247)	-
Non-cash investor communications expense	28,648	36,419
Share-based payments	67,708	50,265
	(468,439)	(636,053)
Changes in working capital items:
Amounts receivable	82,946	(667)
Prepaid expenses	14,212	(19,551)
Accounts payable and accrued liabilities	2,310	54,237
Due to related parties	50,415	81,626
	(318,556)	(520,408)
FINANCING ACTIVITIES
Share issue costs		(46,295)
Proceeds from subscriptions received	-	-
Proceeds from issuance of shares	20,000	611,500
	20,000	565,205
INVESTING ACTIVITIES
Deferred exploration expenditures	(184,954)	(34,547)
	(184,954)	(34,547)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	8,414	-
CHANGE IN CASH	(475,096)	10,250
CASH, BEGINNING OF THE PERIOD	537,722	165,165
CASH, END OF THE PERIOD	$62,626	$175,415

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$-	$-
Taxes paid	$-	$-
NON-CASH FINANCING AND INVESTING ITEMS
Shares issued for mineral properties	$132,000	-
Shares issued for services	$28,647	$36,419

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS AND GOING CONCERN

Pan American Lithium Corp., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange (“TSX-V”) and trades under the symbol PL. The address of the Company’s corporate office and its principal place of business is 3040 N. Campbell Avenue, Tucson, AZ, United States.

Pan American Lithium Corp. (the “Company”) was incorporated on September 18, 2006 under the laws of British Columbia. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. At August 31, 2012, the Company had not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral property.

For the period from incorporation on September 18, 2006 to August 31, 2012, the Company incurred losses of $5,378,375 since inception and does not have sufficient working capital as at August 31, 2012 to meet its expected obligations over the next twelve months. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

These condensed consolidated interim financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

2.	BASIS OF PRESENTATION

	a)	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the IFRS Interpretations Committee (“IFRIC”) and using the accounting policies consistent with those in the audited condensed consolidated interim financial statements as at and for the year ended February 29, 2012, except as otherwise noted. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended February 29, 2012.

	b)	Basis of Presentation

These condensed consolidated interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies in Note 3 of the Company’s audited consolidated financial statements as at and for the year ended February 29, 2012 have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are prepared on a consolidated basis and include the accounts of the Company and its 99% owned subsidiary SALICO (see Note 5) which owns mineral interests located in Chile. All inter-company transaction and balances have been eliminated upon consolidation.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION - continued

	c)	Use of estimates

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and the related notes to the condensed consolidated interim financial statements. Significant areas requiring the use of management estimates include the recoverability of mineral properties, exploration assets, asset retirement obligations, deferred income tax asset valuations, and fair value measurements for financial instruments and share-based payments and other equity-based payments. Actual results could differ from those estimates.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	b)	Mineral properties

Mineral property acquisition costs and exploration and evaluation expenditures are recorded at cost. When shares are issued as part of mineral property exploration costs, they are valued at the closing share price on the date of issuance unless the fair value of goods or services received is determinable. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and/or royalty payments received are in excess of costs incurred and then are credited to operations.

All expenditures related to the cost of exploration and evaluation of mineral properties including acquisition costs for interests in mineral claims are classified and capitalized as intangible assets until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, abandoned or determined to be impaired.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company when all terms of agreements have been met, there can be no assurance that such title will ultimately be secured.

	c)	Impairment of non-financial assets

Mineral property exploration interests are regularly tested for recoverability or whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment of a mineral property exploration interests is generally considered to have occurred if one of the following factors are present: the rights to explore have expired or are near to expiry with no expectation of renewal, no further substantive expenditures and planned, exploration and evaluation work is discontinued in an area for which commercially viable quantities have not been discovered, indications in an area with development likely to proceed that the carrying amount is unlikely to be recovered in full by development or by sale.

The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Value in use is determined using discounted estimated future cash flows of the relevant asset. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are cash-generating units.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

d)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probably that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. At each financial position reporting date presented the Company has not incurred any decommissioning costs related to the exploration and evaluation of its mineral properties and accordingly no provision has been recorded for such site reclamation or abandonment.

e)	Warrant liability

In accordance with IAS 32, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are considered a derivative and recorded as a liability carried at fair value. Any changes in the fair value from period to period are recorded as a gain or loss in the statement of operations and comprehensive income (loss).

f)	Income taxes

Current income taxes:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company and its subsidiaries operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income taxes:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares:

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability (“flow-through tax liability”) and included in trade payables and accrued liabilities. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through tax liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

g)	Share-based payments

The Company operates an incentive stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of share-based payments is charged to the statement of comprehensive income (loss) with a corresponding credit recorded to contributed surplus. The fair value of options is determined using a Black–Scholes option pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss/income over the remaining vesting period.

The Black-Scholes model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with the consideration paid.

h)	Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method in calculating diluted loss per share. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Stock options and warrants are dilutive when the average market prices of the common shares during the year exceed the exercise prices of the options and warrants. Diluted loss per share excludes all dilutive potential common shares if their effect is anti-dilutive.

i)	Financial instruments

The Company's financial instruments include cash, accounts payable, due to related parties and warrant liability. The warrant liability consists of warrants issued with exercise prices denominated in Canadian dollars. The Company considers the share purchase warrants issued in Canadian dollars a derivative liability as the Company will have a variable amount of cash in U.S. dollars, its functional currency. The Company will receive a variable amount of cash in their functional currency of U.S. dollars when warrants are exercised.

The Company classifies financial assets and liabilities as fair value through profit or loss (“FVTPL”), available-for-sale, held-to maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition.

Warrant liability is classified as FVTPL with fair value determined using the Black-Scholes valuation model. The Company classified its cash as FVTPL and accounts payable and due to related parties as other financial liabilities.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Transaction costs incurred with FVTPL financial instruments are expensed as incurred. Transaction costs incurred with amortized cost financial assets and other financial liabilities are included in the initial carrying amount.

Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. All gains and losses as a result of changes in fair value are included in net income (loss) in the period they occur.

j)	Foreign currency translation

The presentation currency of the Company is the Canadian dollar and the functional currency of the Company and all of its subsidiaries is the United States Dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Assets and liabilities are translated to the Canadian dollar at exchange rates prevailing at the end of each reporting period. Exchange variations resulting from the retranslation at closing rate, together with differences between their statement of operations items translated at actual and average rates, are recognized in the accumulated other comprehensive income/loss.

k)	Share capital

The proceeds from the issue of units are allocated between common shares and share purchase warrants with an exercise price denominated in Canadian dollars on a pro-rata basis based on relative fair values. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of common share purchase warrants is determined using the quoted market price or if the warrants are not traded, the Black-Scholes option pricing model. Equity instruments issued to agents as financing costs are measured at their fair value at the date of grant.

4.	NEW ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2011, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

a)        New accounting standards effective March 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 12 Income taxes - In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

4.	NEW ACCOUNTING PRONOUNCEMENTS – continued

b)        New accounting standards effective March 1, 2013:

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

4.	NEW ACCOUNTING PRONOUNCEMENTS – continued

c)        New accounting standards effective March 1, 2015:

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES

	August 31,	February 29,
	2012	2012

Salico Lithium/Potassium Properties, Atacama Region III, Chile

Acquisition cost	$132,000	$-
Site maintenance	164,797	412,389
Technical report	-	5,653
Hydrology	17,096	79,583
Mapping	-	536
Trenching	-	18,398
Change in foreign exchange	(23,594)	67,974
	290,299	584,533
Balance, beginning of the period	4,636,325	4,051,792
Balance, end of period	$4,926,624	$4,636,325

Cerro Prieto Lithium/Potassium Property, Mexico

Site maintenance	$3,061	$11,743
Impairment of mineral property	(3,061)	(418,873)
Change in foreign exchange	-	17,369
	-	(389,761)
Balance, beginning of the period	-	389,761
Balance, end of period	$-	$-

Total Mineral Properties	$4,926,624	$4,636,325

Chilean Lithium/Potassium Properties

The Company entered into a Securities Exchange Agreement dated August 18, 2009 and amended September 18, 2009 (“Agreement”) with Sociedad Gareste Limitada (“Gareste”), a private limited liability company organized under the laws of Chile, which owned nine lithium/potassium salar concessions (the “Properties” ) located in Chile. Under the terms of the agreement, Gareste organized a new Chilean limited liability company (“SALICO”) and transferred the Properties to SALICO subject to a net smelter return royalty. The Company consummated an agreement to purchase 99% of the interests of SALICO from the owners thereof in consideration for the Company issuing 10,494,000 common shares with a fair value of $3,148,200. In connection with the Agreement the Company issued 613,333 finders shares with a fair value of $184,000. The fair value of the finders shares has been included in the acquisition costs. The Company has also agreed to pay US$50,000 to Gareste on signing to cover costs incurred in connection with the formation and organization of SALICO. In addition, the Company has agreed to pay a monthly fee of US$25,000 to compensate Gareste for the general and administrative costs. The Company completed the acquisition on December 4, 2009.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES - continued

In connection with the closing of the acquisition, Salico granted a 2% net smelter return royalty to the vendor on future production from eight salars, and a 2% net smelter return royalty to another vendor on one salar, payable following commencement of commercial production to a maximum of US$6 million on a per salar basis. Prior to commencement of commercial production at any salar, Salico may re-purchase one-half of each net smelter return royalty for US$2 million on a per salar basis. At the Piedra Parada salar, where Salico obtained contractual rights to exploit lithium and light metals, Salico granted a 2% net smelter return royalty to the owner on the proceeds from the sale of lithium, potassium and light metals to a maximum of US$6 million. Salico is obligated to pay the owner a payment of US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status. Subsequent and subject to the agreement with SALICO, the owner of the Piedra Parada mineral concessions conveyed such concessions and the right to receive the maintenance payment described herein, to Zoro Mining Corp. (OTCBB:ZORM), a publicly traded mining company with one director and 2 officers in common with the Company.

On May 3, 2012, the Company closed a definitive purchase agreement whereby the Company acquired mineral concessions totaling 4,200 hectares and other rights at the Salar de Pedernales, Chile. In connection with closing, the Company issued 2 million shares to Gareste and granted a 2% NSR to Gareste, capped at US$6 million, one-half of which can be repurchased by the Company for US$2 million prior to commercial production. (Note 8c).

On May 3, 2012 the Company entered into a joint venture agreement with Gareste at the Salar de Maricunga for concessions totaling 1,220 hectares along with other rights. The earn-in/joint venture agreement for Maricunga calls for the Company to perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project, as set forth in the following table:

MILESTONE	CASH PAYMENT US $	COMMON SHARES	INCREMENTAL % INTEREST EARNED

Regulatory approval of Agreement		200,000

One year from May 3, 2012	100,000	100,000

Two years from May 3, 2012	100,000	100,000

Three years from May 3, 2012	100,000	100,000

Delivery of scoping study		100,000	10%

Delivery of pre-feasibility study ("PFS")		100,000	20%

180 days after Delivery of PFS	100,000

Delivery of bankable feasibility study ("BFS")		300,000	40%

180 days after Delivery of BFS	100,000

Receipt of actual funds from project debt financing to build production facility based on BFS	1,000,000	1,000,000	10%

Totals	1,500,000	2,000,000	80%

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES - continued

In connection with the closing, the Company issued 200,000 shares of the Company’s common stock.

The Company can earn a 70% interest in Maricunga by delivering the three studies, paying the first four cash payments and issuing common shares as set out in the preceding table. The Company has the right to terminate the earn-in at any time at its sole discretion. The Company can earn a further 10% in the Maricunga project by providing financing for the debt portion of the capital to build the project, and an additional 10% of the project by providing Gareste with the funds to complete construction. Gareste also was granted a 2% NSR royalty capped at US$6 million, one-half of which can be repurchased by the Company for US$2 million prior to commercial production. All common shares issued to Gareste will be subject to a hold period in accordance with applicable securities laws. (Note 8d).

Mexican Lithium/Potassium Property

The Company entered into a Share Option Agreement (the “Option Agreement”) dated December 18, 2009 among the Company, Escondidas Internacional S.A. de C.V. (“Escondidas”) and the shareholders of Escondidas (the “Shareholders”) whereby, among other things, the Shareholders granted an Option to the Company to acquire 76% of the shares of Escondidas.

In consideration, the Company paid $200,000 to Escondidas upon execution of the agreement, and agreed to pay $25,000 per month until the earlier of closing or termination of the agreement. Upon closing the Company will pay an additional $50,000 to Escondidas. In addition, the agreement calls for cash payments to the Shareholders as follows; $125,000 on the closing date, $500,000 six months from the closing date, $500,000 twelve months from the closing date, and $750,000 eighteen months from the closing date. Upon closing, the agreement also calls for the issuance of 10,300,000 common shares and 7,500,000 warrants to the Shareholders. Each warrant will be exercisable for one common share up to two years from closing.

Subsequently, the Company entered into an amended agreements changing the terms of the Option Agreement originally dated December 18, 2009. Under the terms of the amended agreements:

i.	The closing date is changed from June 30, 2010 to October 31, 2011 (subsequently amended to April 30, 2012); and

ii.	The number of shares issued to the shareholders is reduced from 10,300,000 to 5,000,000; and

iii.	The number of warrants issued to the shareholders is reduced from 7,500,000 to 5,000,000; and

iv.	The date of the obligated payment of $500,000 is amended from 6 months from the closing date to 6 months from the commencement of commercial production; and

v.	The date of the obligated payment of $500,000 is amended from 12 months from the closing date to 12 months from the commencement of commercial production; and

vi.	The date of the obligated payment of $750,000 is amended from 18 months from the closing date to 18 months from the commencement of commercial production; and

vii.	The monthly obligated payment is reduced from $25,000 to $1,000.

On May 3, 2012 the Company announced that the closing date of the share option agreement dated December 18, 2009 with Escondidas Internacional S.A. de C.V., a privately held Mexican corporation, had lapsed and the parties have not signed an agreement to extend the closing date. As a result, the Company has written off all capitalized property costs as of February 29, 2012 and recorded an impairment loss of $418,873.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL

	a)	Authorized

Unlimited common shares and preferred shares without par value.

	b)	Issued and outstanding – see Statement of Changes in Shareholders’ Equity

The details for the common share issuances during the six months ended August 31, 2012 are as follows:

		i)	On March 26, 2012, the Company issued 46,190 shares of common stock with a fair value of $3,695 to an investor relations consultant for services rendered.

		ii)	On March 28, 2012, the Company issued 500,001 shares of the Company’s common stock in a non-brokered private placement at $0.07 per share for gross proceeds of $35,000.

iii)

On May 3, 2012 and in connection with the closing of the Pedernales and Maricunga mineral properties, the Company issued 2,200,000 shares of the Company’s commons stock with a fair value of $132,000. (Note 5)

		iv)	On July 19, 2012, the Company issued 400,000 shares of common stock with a fair value of $24,952 to an investor relations consultant for services rendered.

	c)	Escrow shares

Pursuant to an escrow agreement dated July 31, 2008, the Company had common shares of 3,990,000 held in escrow at February 28, 2009. Under the escrow agreement, 10% of the shares will be released upon issuance of the Final Exchange Bulletin for the TSX's acceptance of the Offering, and 15% will be released every six months thereafter for a period of thirty-six months.

DATE	Released	Remaining
15-Jun-09	399,000	3,591,000
15-Dec-09	598,500	2,992,500
15-Jun-10	598,500	2,394,000
15-Dec-10	598,500	1,795,500
15-Jun-11	598,500	1,197,000
15-Dec-11	598,500	598,500
15-Jun-12	598,500	-

As at August 31, 2012, no shares remain in escrow.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL - continued

	d)	Stock options

The Company has adopted an incentive share option plan for granting options to directors, employees and consultants, under which the total outstanding options are limited to 10% of the outstanding common shares of the Company. The directors, subject to the policies of the TSX Venture Exchange, impose terms upon which each option shall become vested.

A summary of the status of the stock option plan as of August 31, 2012 and February 29, 2012 and changes during the periods then ended is presented below:

	August 31, 2012		February 29, 2012
	Options	Weighted Average	Options	Weighted Average
	Outstanding	Exercise Price	Outstanding	Exercise Price

Opening balance	4,775,000	$0.29	2,650,000	$0.40
Granted	200,000	$0.07	2,125,000	$0.15
Exercised	-	-	-	-
Forfeited	-	-	-	-
Ending balance	4,975,000	$0.28	4,775,000	$0.29

The Company had the following share purchase options outstanding and exercisable:

	August 31, 2012
Quantity		Exercise
Outstanding	Exercisable	Price	Expiry Date

300,000	300,000	$0.15	September 15, 2013
750,000	750,000	$0.50	January 15, 2015
351,200	351,200	$0.55	April 21, 2015
200,000	200,000	$0.55	April 9, 2020
98,800	98,800	$0.55	April 21, 2020
950,000	950,000	$0.30	May 26, 2020
2,125,000	1,062,500	$0.15	September 22, 2021
200,000	200,000	$0.07	April 1, 2022

4,975,000	3,912,500

The weighted average contract life remaining on the above options is 6.80 years (February 29, 2012 – 7.19 years).

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL - continued

	d)	Stock options - continued

The Company uses the Black-Scholes Option Pricing Model (the “Model”) to calculate the fair value of stock options granted. The Model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted average assumptions were used:

	August 31,	February 29,
	2012	2012

Risk free interest rate	2.13%	2.13%
Expected dividend yield	-	-
Expected stock price volatility	147%	147%
Expected life of options	10 years	10 years

The weighted average fair value of the options granted during the period was $0.07 (February 29, 2012 - $0.12).

The Company granted 200,000 options to a consultant during the six months ended August 31, 2012. Total share-based payment expense for the six months ended August 31, 2012 was $67,708 (2011 - $50,625) and was expensed to operations.

e)	Warrants

		Weighted Average
	Number of	Exercise
	Warrants	Price

Balance, February 28, 2011	11,678,739	$0.37

Warrants granted with private placement	4,076,667	$0.25
Agent’s warrants granted	267,666	$0.25

Less: expired	(5,716,299)	$0.50
Balance, February 29, 2012	10,306,773	$0.25

Warrants granted	-	$-
Balance, August 31, 2012	10,306,773	$0.25

No warrants were granted or exercised and none expired during the six months ended August 31, 2012.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL - continued

	e)	Warrants - continued

As at August 31, 2012, the warrant liability was $4,177 (February 29, 2012 - $58,424). The fair value of the warrant liability was determined using the Black-Scholes valuation model. During the six months ended August 31, 2012, a gain on warrant liability of $54,247 (2011 – $Nil) was recorded. As at August 31 2012 and February 29 2012, the intrinsic value of the warrant liability was $Nil.

The fair values of the warrants have been estimated using the Black-Scholes option pricing model using the following assumptions:

	August 31,	February
	2012	29, 2012

Risk free interest rate	1.00%	1.00%
Expected dividend yield	-	-
Expected stock price volatility	108%	108%
Expected life of options	0.80 years	0.90 years

Details of share purchase warrants outstanding as of August 31, 2012 and February 29, 2012 are:

Number of Warrants Outstanding and
Exercisable		Exercise Price
August 31, 2012	February 29, 2012	per Share	Expiry Date

349,800	349,800	$0.25	September 29, 2012
3,532,397	3,532,397	$0.25	September 29, 2012
1,900,476	1,900,476	$0.25	October 4, 2012
179,767	179,767	$0.25	October 4, 2012
4,076,667	4,076,667	$0.25	June 16, 2013
267,666	267,666	$0.25	June 16, 2013
10,306,773	10,306,773

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS AND BALANCES

As of August 31, 2012 and February 29, 2012 the Company has identified its directors and certain senior officers as its key management personnel and the compensation costs for key management personnel and companies related to them were recorded at their exchange amounts as agreed upon by transacting parties.

The compensation costs for key management personnel for the six months ended August 31, 2012 and August 31, 2011 are as follows:

	August 31,	August 31,
	2012	2011
Salaries and benefits	$156,747	$161,900

A balance of $61,310 was owing to these parties as at August 31, 2012 (February 29, 2012: $nil).

Other related party transactions:

a)

Management fees and rent of $20,617 (August 31, 2011 - $17,163) were incurred to a company in which a director and officer is general manager and a balance of $7,300 was owing to this party as at August 31, 2012 (February 29, 2012: $18,401).

b)	Deferred exploration costs of $12,207 (August 31, 2011 - $11,705) were incurred to a company with one director and two officers in common.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

8.	COMMITMENTS

a)

On November 1, 2010 the Company entered into an agreement with a consultant to provide international business development and financial advisory services in exchange for 500,000 options to purchase shares of the Company’s common stock. 250,000 options were to be delivered on signing and 250,000 on the first anniversary. Due to plan limitations, 350,000 of the options have not been delivered. As at August 31, 2012, the Company re-measured the accrued liability at fair value and as a result recorded an unrealized gain on derivative liability of $4,022 and reduced the corresponding accrued liability.

b)

On May 3, 2012, the Company closed a property purchase agreement with Sociedad Gareste Limitada (“Gareste”) to acquire 16 mineral claims (Pedernales) covering an area of approximately 4,200 hectares in Chile and issued 2,000,000 common shares to Gareste upon closing. In connection with the purchase, a 2% net smelter return royalty (“NSR”) on the sale of production will be granted in favour of Gareste, capped at US$6 million. At any time prior to the commencement of commercial production, the Company shall have the right to repurchase one-half, or a 1% NSR, for the sum of US$2million.

c)

On May 3, 2012, the Company entered into an earn-in/joint venture agreement with Gareste, whereby, the Company can acquire up to 80% interest in the Maricunga project in consideration for cash payments totaling US$1.5 million, the issuance of 2 million common shares, and the performance of certain tasks. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at US$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million. On May 3, 2012, the Company closed this agreement with Gareste and issued the first 200,000 common shares (Note 5).

d)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Llanta project in consideration for cash payments totaling US$600,000 and the issuance of 900,000 common shares. The closing date shall be no later than June 30, 2012. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at US$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million. The joint venture with Gareste at Llanta did not close and lapsed on June 30, 2012.

e)

On September 22, 2011, the Company entered into a debt settlement agreement with three vendors to settle accounts payable of $200,365 through the issuance of 1,335,768 common shares. As at August 31, 2012, the common shares have not been issued pending approval of the TSX Venture Exchange.

f)

On November 10, 2011, the Company engaged Zone Capital Partners, LLC (“Zone Capital”) to provide financial consulting services for a period of six months in exchange for compensation of $5,000 per month and issuance of 300,000 3-year warrants subject to TSXV approval. On February 22, 2012, the Company amended the agreement to remove the warrants to be issued and increase the monthly fee from $5,000 per month to $10,000, payable in shares. In addition, the term of the agreement has been amended from a period of six months to 12 months effective from November 10, 2011. Effective July 1, 2012, the Company agreed with Zone to suspend the agreement indefinitely due to market conditions.

g)

On July 31, 2012, the Company announced that it had retained a consultant to assist the Company as a strategic planning advisor in addition to services related to project negotiation and due diligence for a term of three (3) months. In consideration for these services, and subject to approval by the TSX Venture Exchange, the Company will pay the consultant $8,000 per month, payable in shares of the Company's common stock. The number of shares to be issued is determined by dividing: (a) $24,000 (for each three (3) month period); by (b) the closing price of the shares on the TSXV on the last trading day of each three (3) month period. In no event shall the total number of shares issued to the consultant for any three (3) month period exceed 400,000 shares, or in total more than 1,600,000 shares for the term of the agreement as it may be extended. The shares issued under the agreement will be subject to a 4-month "Exchange Hold Period" in accordance with the policies of the TSXV.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

9.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of mineral properties. The Company does not have any externally imposed capital requirements to which it is subject.

The Company considers all components of shareholders’ equity to be capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares or dispose of assets or adjust the amount of cash.

The Company’s investment policy is to invest its cash in instruments with high credit quality and terms to maturity selected to match the expected timing of expenditures from continuing operations.

The Company expects its current capital resources, together with the proceeds from planned additional equity fundraising, will be sufficient to carry out its exploration plans and operations through its next operating period.

10.	FINANCIAL INSTRUMENTS

Financial Instruments

The Company’s financial instruments consist of cash, accounts payable, due to related parties, and warrant liability.

The following table summarizes information regarding the carrying and fair values of the Company’s financial instruments:

	August 31, 2012		February 29, 2012
	Fair Value	Carrying	Fair Value	Carrying
		Value		Value
FVTPL asset (i)	$62,626	$62,626	$537,722	$537,722
FVTPL liability (ii)	4,177	4,177	58,424	58,424
Other financial liabilities (iii)	401,522	401,522	352,818	352,818

i)	Cash
ii)	Warrant liability
iii)	Accounts payable and amounts due to related parties

Fair values

The Company classifies its fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 –	Inputs that are not based on observable market date.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2012
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

10.	FINANCIAL INSTRUMENTS - continued

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy:

				Total
	Level 1	Level 2	Level 3	2012
Cash	$62,626	-	-	62,626
Warrant liability	-	4,177	-	4,177

The Company believes the recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates.

Credit Risk

The Company is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due (Note 1). The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined above.

The Company monitors its ability to meet its short-term exploration and administrative expenditures by raising additional funds through share issuance when required. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company bears significant foreign exchange risk as the majority of the cash is held in US dollars.

Interest Rate Risk

The Company is not exposed to significant interest rate risk.